EnerJex Resources, Inc.
27 Corporate Woods, Suite 350
10975 Grandview Drive
Overland Park, Kansas 66210
913-754-7754 ● (F) 913-754-7755

November 3, 2009

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:	Post Effective Amendment to Form S-1 Request for Withdrawal of Withdrawal of Registration Statement (RWWD) Filed on October 28, 2009 Commission File No. 333-156115

Ladies and Gentlemen:

EnerJex Resources, Inc., a Nevada corporation (the “Registrant”) hereby request that its Rule 477 withdrawal request dated October 28, 2009, filed with the Securities and Exchange Commission be withdrawn.

If you have any questions regarding this matter, please do not hesitate to contact Anthony N. DeMint, Esq., securities counsel to the Registrant, at (702) 232-4842.  Thank you for your attention to this matter.

Respectfully yours,

EnerJex Resources, Inc.

By:	/s/ Diedre P. Jones Chief Financial Officer

cc:  Anthony N. DeMint, Esq.